Filed pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Regulation 14A
under the Securities and Exchange Act of 1934, as amended

Subject Companies:
Kayne Anderson Energy Infrastructure Fund, Inc.
Commission File No. 811-21593
Kayne Anderson NextGen Energy & Infrastructure, Inc.
Commission File No. 811-22467

Fund Advisors

Proposed Merger of KYN and KMF
Frequently Asked Questions

While this Q&A has been provided for your convenience, it is recommended that you read the definitive joint proxy statement/prospectus when available. Please refer to the Glossary in the joint proxy statement/prospectus for the meaning of capitalized terms not otherwise defined herein.

Q: What is being proposed?

A: The combination of Kayne Anderson Energy Infrastructure Fund, Inc. (“KYN”) and Kayne Anderson NextGen Energy & Infrastructure, Inc. (“KMF”) by means of a tax-free merger, pursuant to which KMF will be merged with and into a wholly owned subsidiary (“Merger Sub”) of KYN (the “Merger”)1. Pursuant to that certain Agreement and Plan of Merger, dated March 24, 2023, as amended and restated on April 24, 2023, by and among KYN and KMF (the “Merger Agreement”), KMF stockholders will be entitled to receive in exchange for each of their outstanding shares of KMF common stock either (i) shares of KYN common stock equal to 100% of the NAV per share of the KMF common stock (“Stock Consideration”), or (ii) an amount of cash equal to 95% of the NAV per share of the KMF common stock (“Cash Consideration”). KMF stockholders’ right to elect to receive Cash Consideration is subject to the adjustment and proration procedures set forth in the Merger Agreement to ensure that the total number of shares of KMF common stock converted into the right to receive Cash Consideration will not exceed 7,079,620 shares (representing 15% of the outstanding shares of KMF common stock prior to the closing of the Merger). See below for a description of how the Stock Consideration and Cash Consideration are calculated.

Q: Why is the Merger being recommended by the Boards of Directors?

A: The Board of Directors of each Company has approved the Merger because they have determined that it is in the best interests of each Company and that the interests of the existing stockholders of each Company will not be diluted as a result of the Merger. In making this determination, the Board of Directors of each Company considered (i) the expected benefits of the transaction for each Company (as outlined in more detail below) and (ii) the fact that both Companies have very similar investment policies, investment strategies and portfolio holdings. The Combined Company will pursue KYN’s investment objective which is to provide a high after-tax total return with an emphasis on making cash distributions to stockholders. The Combined Company intends to achieve this objective by investing at least 80% of total assets in the securities of Energy Infrastructure Companies.

Q: What are some of the factors that the Boards considered in determining that the Merger is in the best interests of the Companies?

A: After careful consideration, the Board of Directors of each Company believes that the Merger will benefit the stockholders of the Companies for the reasons noted below:

•	Merger expected to increase KMF’s distribution level

Currently, KYN pays a quarterly cash distribution at an annualized rate of $0.84 per share. Based on this distribution level, the Merger is expected to result in an increase to the distribution received by KMF’s common stockholders of approximately $0.10 on an annualized basis, or approximately 16% greater than its current annualized distribution rate. Upon closing of the Merger, KYN’s management plans to recommend a $0.01 per share increase in KYN’s quarterly distribution (to a quarterly rate of $0.22 per share), which if approved by KYN’s Board of Directors, would increase KYN’s distribution to an annualized rate of $0.88 per share. This would result in an approximate 22% increase in the current annualized distribution received by KMF’s common stockholders.

1 KMF and KYN are sometimes referred to herein as a “Company” and collectively as the “Companies”. KYN following the Merger is sometimes referred to herein as the “Combined Company”.

These estimates are based on the relative net asset value (“NAV”) per share of the Companies as of February 28, 2023, which would have resulted in an exchange ratio of approximately 0.886 shares of KYN for each share of KMF. The exchange ratio will be determined based on the relative NAV per share of each Company on the business day prior to closing of the Merger. Historically, a portion of the distributions paid to common stockholders of KYN and KMF has been classified as a return of capital. The final tax characterization of distributions paid in future periods will depend on the earnings and profits of the Combined Company in any given year. A “return of capital” represents a return of a stockholder’s original investment and should not be confused with a dividend from earnings and profits.

•         KMF’s stockholders should benefit from enhanced market liquidity and may benefit from improved trading relative to NAV per share

The larger market capitalization of the Combined Company relative to KMF should provide an opportunity for enhanced market liquidity over the long-term. Greater market liquidity may lead to a narrowing of bid-ask spreads and reduce price movements on a trade-to-trade basis. The table below illustrates the equity market capitalization and average daily trading volume for each Company on a standalone basis as well as for the Combined Company. KMF stockholders will be part of a much larger company with significantly higher trading volume. KMF’s Board of Directors also considered the fact that KYN has historically traded at a smaller discount to NAV compared to KMF’s historical discount to NAV. For example, for the three years ended February 28, 2023, KYN has traded at an average discount to NAV of 14.3%, and KMF has traded at an average discount to NAV of 19.8%. Further, in the period from KMF’s initial public offering (November 2010) through February 28, 2023, KYN’s average discount to NAV was 4.3% and KMF’s average discount to NAV was 12.2%.

	KYN	KMF	Pro Forma Combined Company(1)
Equity capitalization ($ in millions)	$1,213	$349	$1,532
Average daily trading volume(2)	454	127	NA

As of February 28, 2023. (1) Pro forma for the Merger (assuming the maximum aggregate amount of Cash Consideration is elected). (2) 90-day average trading volume in thousands of shares.

•         The Combined Company will have more flexibility than KMF regarding its portfolio of Energy Infrastructure Companies

KMF currently qualifies as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). As long as KMF meets certain portfolio diversification and other requirements that govern its sources of income and timely distribution of earnings to stockholders, KMF will not be subject to federal income tax. For KMF to qualify as a RIC, at the end of each quarter, KMF must have (i) at least 50% of the value of its total assets comprised of investments that are not greater in value than 5% of total assets and (ii) no more than 25% of the value of its total assets invested in the securities of one or more qualified publicly traded partnership (“PTPs”).

Currently, these requirements are limiting the types of investments that KMF could make – in particular, the fund’s MLP holdings (which are considered PTPs for the purpose of KMF’s RIC diversification requirement), cannot exceed 25% of its total assets. In contrast, KYN (as a taxable corporation) does not have these same portfolio constraints. KYN’s investment policies are more fully described in the joint proxy statement/prospectus. Upon completion of the Merger, the Combined Company will operate as a taxable corporation and pursue KYN’s investment objective. We believe the benefits of additional portfolio flexibility, which enables KYN to invest across a full spectrum of Energy Infrastructure Companies, outweigh the benefits of qualifying as a RIC.

•         Potential for reduced management fee in the future as assets appreciate, due to revised KYN management fee waiver

As of February 28, 2023, KYN was subject to a management fee of 1.375% on its $1.9 billion of management fee total assets and KMF was subject to a management fee of 1.25% on its $0.5 billion of management fee total assets. Pro forma for the combination and assuming the maximum aggregate amount of Cash Consideration is elected, the Combined Company would have pro forma management fee total assets of $2.4 billion, based on the Companies’ assets as of February 28, 2023. Upon completion of the Merger, KAFA has agreed to revise its management fee waiver agreement with KYN to reduce the asset tiers for fee waivers. The initial asset tier for fee waiver will be reset to the pro forma Combined Company management fee total assets as of the closing of the Merger. The revised fee waiver will lower the effective management fee that KYN pays as its assets appreciate. The table below outlines the current and revised management fee waivers assuming the Merger was completed on February 28, 2023:

KYN Asset Tiers for Fee Waiver		Management Fee	Applicable
Current	Revised	Waiver	Management Fee(1)
$0 to $4.0 billion	$0 to $2.4 billion(2)	0.000%	1.375%
$4.0 billion to $6.0 billion	$2.4 billion(2) to $4.0 billion	0.125%	1.250%
$6.0 billion to $8.0 billion	$4.0 billion to $6.0 billion	0.250%	1.125%
Greater than $8.0 billion	Greater than $6.0 billion	0.375%	1.000%

(1)	Represents the management fee, after giving effect to the fee waiver, applicable to the incremental total assets at each tier.
(2)	Initial asset tier for fee waiver of $2.4 billion based on the approximate management fee total asset values at each Company as of February 28, 2023. The actual amount of the first asset tier will be reset to the pro forma Combined Company management fee total asset value as of closing.

In addition to reducing the asset tiers for fee waivers, KAFA has also agreed to waive an amount of management fees (based on KYN and KMF assets at closing of the Merger) such that the pro forma, run-rate fees payable to KAFA are equal to the aggregate, run-rate management fees payable if KYN and KMF had remained standalone companies. The waiver will last for three years and is estimated to be approximately $0.7 million per year based on KYN and KMF assets as of February 28, 2023. The revised asset tiers for fee waivers and the new fee waiver would be effective as of the closing of the Merger and would not be subject to recoupment, either with respect to KYN, KMF or the Combined Company. Based on KMF’s current management fee, the Combined Company’s management fee as a percentage of net assets is expected to be higher than KMF’s standalone fee.

•         KMF’s stockholders should benefit from the larger asset base of the Combined Company

The larger asset base of the Combined Company relative to KMF may provide greater financial flexibility. In particular, as a larger entity, KMF’s stockholders should benefit from the Combined Company’s access to attractive leverage terms and a wider range of alternatives for raising capital to grow the Combined Company.

•         Elimination of duplicative expenses and greater economies of scale

The Merger is expected to result in an increase in expenses as a percentage of net assets for KMF stockholders, though it is expected that the Combined Company will have a lower expense level than KYN, driven by estimated cost savings, a portion of which is expected to be attributable to reduced operating costs. Each Company incurs operating expenses that are fixed (e.g., board fees, printing fees, legal, tax returns and auditing services) and operating expenses that are variable (e.g., administrative and custodial services that are based on assets under management). Many of these fixed expenses are duplicative between the Companies and can be reduced/eliminated as a result of the Merger. There will also be an opportunity to reduce variable expenses by taking advantage of greater economies of scale. Because the Merger is expected to be completed during the second half of fiscal 2023, and because there are expenses associated with the Merger, the full impact of the elimination of duplicative expenses will not be entirely recognized this year. We expect the Combined Company to realize the full benefit of these reductions during fiscal 2024.

The increase in expenses as a percentage of net assets for KMF’s stockholders is also a result of (i) the net deferred tax liability (as a percentage of total assets) at KYN and the Combined Company as compared to standalone KMF, which causes net assets for the Combined Company to be smaller as a percentage of total assets as compared to standalone KMF and (ii) the entity level income taxes that are expected to be borne by KYN and the Combined Company. KYN is a taxable corporation with entity level income taxes whereas KMF is a regulated investment company (or RIC) that does not have entity level income taxes.

Q: What impact will the Merger have on leverage levels?

A: The amount of leverage as a percentage of total assets following the Merger is not expected to significantly change from that of each Company’s standalone leverage levels. The table below illustrates the leverage of each Company on both a standalone and pro forma basis.

($ in millions)	KYN	KMF	Pro Forma Combined KYN(1)
Total Debt	$310	$85	$395
Mandatory Redeemable Preferred Stock	$112	$42	$154
Leverage	$422	$127	$549
Leverage as % of total assets	22%	23%	23%

As of February 28, 2023
(1) Pro forma for the Merger (assuming the maximum aggregate amount of Cash Consideration is elected).

Q. How has KYN performed relative to KMF?

A: The performance table below illustrates the past performance of an investment in each Company. These total returns are based on net asset values, which reflect the total expenses incurred at each Company for the periods presented and, for KYN, this includes the impact of income taxes. Although total operating expenses including the management fee and income taxes may be higher for the Combined Company, KYN’s performance, inclusive of such expenses, has exceeded that of KMF for the prior 1-, 5-, and 10-year periods, as well as since November 30, 2010 (shortly after KMF’s commencement of operations).

	Total Returns Based on Net Asset Value(1)
	1-Year	3-Year	5-Year	10-Year	Since 11/30/10(2)

KYN/Acquirer	30.5%	2.6%	10.0%	(1.7)%	21.1%
KMF/Target	20.9%	8.7%	3.7%	(19.6)%	10.1%

(1)	Total returns are based on net asset values, rather than stock prices, and are shown as of November 30, 2022. These returns reflect each Company’s total expense ratio, which includes operating expenses, interest expense and current and deferred tax expense (or benefit), as applicable, as well as the reinvestment of distributions pursuant to each Companies' dividend reinvestment plan.
(2)	KYN commenced operations in September 2004 while KMF commenced operations in November 2010. Returns for the period since November 30, 2010 represent the applicable total return of the Companies since the first month-end following KMF's commencement of operations.

Past performance is no guarantee of future returns, and current performance may be lower or higher than the figures shown. The investment return and principal value of an investment will fluctuate with changes market conditions and other factors so that an investor’s shares, when sold, may be worth more or less than their original cost.

Q: Will the Merger cause a change in value of KYN’s deferred tax liability?

A: The Merger should not result in any incremental net deferred income tax liability for KYN. KMF, as a RIC, is not generally subject to federal income tax and as such does not have a deferred tax liability associated with unrealized gains on investments (nor any deferred tax asset associated with capital loss carryforwards). As of November 30, 2022, KMF had $402 million of capital loss carryforwards and an unrealized gain on investment for tax purposes of $100 million. As a RIC, KMF capital loss carryforwards would be eligible to be carried forward indefinitely and generally would not be limited. Following the Merger, all pre-Merger KMF capital losses would be subject to a five year carryforward period as applicable to taxable corporations. KYN, as a corporation, is obligated to pay federal and state income tax on its taxable income and accrues deferred income tax in accordance with the Income Tax Topic of the FASB Accounting Standards Codification (ASC 740). In the Merger, KYN as the tax acquirer will succeed to any capital loss carryforward that KMF has as of the time of the Merger. Any such capital loss carryforward acquired will be subject to certain limitations under the Code. It is KYN’s expectation that KMF capital losses available post-Merger will equal, if not exceed, the amount of the KMF net unrealized gain (if any) as of the Merger date such that KYN should not be required to increase its net deferred tax liability in connection with the Merger. Any KMF capital losses in excess of the limitations imposed by the Code will expire unused.

Q: How will the Merger affect me?

A: KYN stockholders will remain stockholders of KYN. KMF stockholders who receive Stock Consideration will become stockholders of KYN. KMF will then cease its separate existence under Maryland law.

Q: How are distributions to KYN stockholders treated for tax purposes and how does that compare to distributions to KMF stockholders?

A: As a corporation, the tax character of KYN distributions paid is generally either taxable dividends (eligible to be treated as “qualified dividend income”) or return of capital. As a RIC, the tax character of KMF distributions paid may be ordinary income, qualified dividend income, capital gains or return of capital. The tax character of each Company’s common distributions for fiscal 2022 and since their inception is included below.

	Fiscal Year 2022		Since Inception(1)
Tax Character of Distributions	KYN	KMF	KYN	KMF
Return of Capital(2)	0%	79%	43%	23%
Qualified Dividend Income	100%	21%	57%	25%
Ordinary Income	NA (3)	-	NA (3)	32%
Long-Term Capital Gains	NA	-	NA	20%

(1)	Based on the cumulative tax character of distributions for each Company since its inception and through the fiscal year ended November 30, 2022.
(2)	For both KYN and KMF, if the distributions paid exceed the Company’s current or accumulated earnings and profits, the distribution will be treated as a return of capital to the extent of the stockholder’s basis. Any distribution received in excess of a stockholder’s basis would be taxable as capital gain.

(3)	If stockholders meet the requisite holding period requirement (and certain other requirements), KYN's taxable dividends should be eligible to be treated as tax-advantaged qualified dividend income.

We cannot assure you what percentage of the distributions paid on the pro forma Combined Company’s common stock, if any, will be treated as tax-advantaged qualified dividend income or tax-deferred return of capital in the future. Historically, more of KYN’s distributions to its stockholder has been classified as tax-advantaged qualified dividend income and tax-deferred return of capital as compared to distributions paid to KMF stockholders. As a stockholder of KYN, provided that you meet the requisite holding period requirement (and certain other requirements), taxable dividends should be eligible to be treated as tax-advantaged qualified dividend income and not ordinary income. Qualified dividend income is taxed at lower capital gain rates. The final tax characterization of distributions paid in future periods will depend on the earnings and profits of the Combined Company in any given year. Historically, a portion of the cash distributions received from KYN’s and KMF’s portfolio investments was characterized as a return of capital which contributed to the amount of return of capital that KYN and KMF have paid to their respective stockholders. A reduction in the return of capital portion of the distributions received from KYN and KMF portfolio investments (or an increase in each Company’s earnings and profits) may reduce the portion of the distribution paid by KYN and KMF that is treated as a tax-deferred return of capital. A “return of capital” represents a return of a stockholder’s original investment and should not be confused with a dividend from earnings and profits.

Q: What will happen to the shares of KYN and KMF that I currently own as a result of the Merger?

A: For KYN stockholders, your currently issued and outstanding shares of common and preferred stock of KYN will remain unchanged.

KMF common stockholders will be entitled to receive in exchange for each of their outstanding shares of KMF common stock either (i) shares of KYN common stock equal to 100% of the NAV per share of the KMF common stock, which is referred to as the Stock Consideration, or (ii) an amount of cash equal to 95% of the NAV per share of the KMF common stock, which is referred to as the Cash Consideration (see below for a description of how the Stock Consideration and the Cash Consideration are calculated). If you make no election or an untimely election, or are otherwise deemed not to have submitted an effective form of election, you will receive the Stock Consideration. Your right to elect to receive the Cash Consideration is subject to the adjustment and proration procedures set forth in the Merger Agreement to ensure that the total number of shares of KMF common stock converted into the right to receive cash consideration will not exceed 7,079,620 shares (representing 15% of the outstanding shares of KMF common stock prior to the closing of the Merger). The precise consideration that you will receive if you elect to receive Cash Consideration will not be known at the time that you vote on the approval of the Merger or make an election because it is dependent upon the per share NAV of KMF prior to the closing of the Merger and is subject to proration. No fractional shares of KYN common stock will be issued in the Merger; instead KMF stockholders will receive cash in an amount equal to the value of the fractional shares of KYN common stock that they would otherwise have received.

KMF preferred stockholders will receive, on a one-for-one basis, newly issued KYN preferred shares having substantially identical terms as the KMF preferred shares you held immediately prior to the closing of the Merger.

Q: How are the Stock Consideration and the Cash Consideration determined?

A: The Stock Consideration will be determined based on the relative NAVs per share of each Company on the business day prior to the closing of the Merger. As of February 28, 2023, KYN’s NAV per share was $10.06 and KMF’s was $8.91. For illustrative purposes, if these were the NAVs on the business day prior to closing of the Merger, then KMF common stockholders who elect Stock Consideration would be issued approximately 0.886 shares of KYN for each share of KMF.

The Cash Consideration will be determined based on the NAV per share of the KMF common stock on the business day prior to the closing of the Merger (and will equal 95% of the NAV per share). For illustrative purposes, if the NAV per share of KMF as of February 28, 2023 was the NAV on the business day prior to closing of the Merger, then KMF common stockholders who elect Cash Consideration would receive approximately $8.46 for each share of KMF subject to proration.

Q: How will the net asset values utilized in calculating the Stock Consideration and the Cash Consideration be determined?

A: The net asset value of a share of common stock of each Company will be calculated in a manner consistent with past practice and will include the impact of each Company’s share of the costs of the Merger.

Q: If I elect to receive Cash Consideration, under what circumstances will my Cash Consideration be prorated and how will the proration be calculated?

A: In the event that KMF stockholders elect to receive Cash Consideration for an aggregate number of shares of KMF common stock, which are referred to as cash election shares, in excess of 7,079,620 shares (representing 15% of the outstanding shares of KMF common stock prior to the closing of the Merger), all cash election shares will be converted into the right to receive Stock Consideration or Cash Consideration as follows:

•	No more than 7,079,620 shares (representing 15% of the outstanding shares of KMF common stock in the aggregate) will be converted into the right to receive the Cash Consideration. Each record holder of KMF common stock having made a cash election will be entitled to receive the Cash Consideration in respect of approximately their pro rata portion of the aggregate shares of KMF common stock converted into the right to receive the Cash Consideration. In some cases, due to rounding, a KMF stockholder’s pro rata portion may be zero, such that none of such KMF stockholder’s shares of KMF common stock will be converted into the right to receive the Cash Consideration.
•	The remainder of each such holder’s cash election shares will not be converted into a right to receive the Cash Consideration and will instead be converted into the right to receive the Stock Consideration, including cash in lieu of any fractional share, if applicable.

The number of cash election shares of a holder of KMF common stock that are to remain cash election shares pursuant to the calculation described above will be rounded downward where needed. The calculations described above will be performed by American Stock Transfer & Trust Company, KYN’s and KMF’s transfer agent (the “Exchange Agent”).

Q: How do I make an election to receive Cash Consideration or Stock Consideration for my shares of KMF common stock?

A: Prior to the closing of the Merger, the Exchange Agent will provide a form of election and appropriate transmittal materials to holders of record of shares of KMF common stock advising such holders of the procedure for exercising their right to make an election. If you hold shares of KMF common stock in street name, you will need to follow the procedures established by your broker, bank or other nominee in order to make an election.

Q: What is the deadline for submitting an election?

A: To be effective, a form of election must be properly completed, signed and submitted to the Exchange Agent by 5:00 PM (Eastern Time) on the business day that is two trading days prior to the closing date for the Merger, or such other date and time as KYN may publicly announce with the consent of KMF, which is referred to as the election deadline. You can revoke your election before the election deadline by written notice that is sent to and received by the Exchange Agent prior to the election deadline.

Q: What happens if I don’t make an election?

A: A holder of shares of KMF common stock who makes no election or an untimely election, or is otherwise deemed not to have submitted an effective form of election, or who has validly revoked his or her merger consideration election but has not properly submitted a new duly completed form of election, will be deemed to have made a stock election.

Q: How will KYN fund the cash portion of the per share merger consideration?

A: KYN expects to fund the cash portion of the per share merger consideration with cash on hand, securities sales, additional borrowings under its unsecured credit facility, or some combination thereof. Upon closing of the Merger, we do not expect the Combined Company leverage levels to vary significantly from that of KYN or KMF on a standalone basis.

Q: Is the Merger expected to be a taxable event for stockholders?

A: The Merger is intended to qualify as a tax-free merger for federal income tax purposes. This means it is expected that stockholders will recognize no gain or loss for federal income tax purposes as a result of the Merger, except that gain (but not loss) will be recognized by KMF stockholders in an amount not to exceed the amount of cash received as part of the Cash Consideration (other than cash received in lieu of a fractional share) and gain or loss generally will be recognized by KMF stockholders with respect to cash received in lieu of fractional shares of KYN common stock.

Q: Will I have to pay any sales load, commission or other similar fees in connection with the Merger?

A: No, you will not pay any sales loads or commissions in connection with the Merger. The Companies will bear the costs associated with the proposed Merger. Costs will be allocated 50% to KYN and 50% to KMF. Costs related to the Merger are currently estimated to be approximately $1.8 million or 0.1% of pro forma Combined Company net assets, which equates to $0.9 million or $0.01 per share for KYN and $0.9 million or $0.02 per share for KMF as of February 28, 2023.

Q: Who do we expect to vote on the Merger?

A: KMF’s common and preferred stockholders are being asked to vote, together as a single class, on the Merger. KYN’s common and preferred stockholders are being asked to vote, together as a single class, to approve the issuance of KYN shares required to complete the Merger.

Q: What happens if KMF stockholders do not approve the Merger or KYN stockholders do not approve the issuance of additional shares of KYN common stock in connection therewith?

A: The Merger must be approved by KMF’s common and preferred stockholders, voting together as a single class. In addition, the issuance of additional shares of KYN common stock in connection with the Merger must be approved by KYN’s common and preferred stockholders, voting together as a single class. If KMF stockholders do not approve the Merger, or if KYN stockholders do not approve the issuance of additional KYN common stock in connection therewith, then the Merger will not take place and KYN and KMF will continue to operate as separate entities. Further, if the Merger is not approved, KYN’s current asset tiers for fee waivers will remain in effect.

Q: What is the timetable for the Merger?

A: The Merger is expected to take effect prior to the end of fiscal 2023, following the receipt of stockholder approvals and once other customary conditions to closing are satisfied.

Q: What actions do I need to take at this time?

A: You do not need to do anything at this time. Additional information on the Merger will be contained in the definitive joint proxy statement/prospectus which will be distributed to stockholders following a review period with the SEC.

Q: Where can I find more information?

A: You may contact Kayne Anderson Investor Relations toll-free at 877-657-3863 for further information. In addition, it is recommended that you read the definitive joint proxy statement/prospectus when available.

Q: Will anyone contact me?

A: You may receive a call from AST Fund Solutions, the Companies’ proxy solicitor, to verify that you received your proxy materials, to answer any questions you may have about the proposals and to encourage you to authorize your proxy. We recognize the inconvenience of the proxy solicitation process and would not impose it on you if we did not believe that the matters being proposed were important. Once your vote has been registered with the proxy solicitor, your name will be removed from the solicitor’s follow-up contact list.

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No assurance can be given that the anticipated positive impacts of the Merger will be achieved. In addition, stockholders should fully read the joint proxy statement/prospectus, including the risk factors included therein, when available.

This information is provided for general informational purposes only. It does not constitute, and should not be construed as, tax, legal, investment, or other professional advice and cannot be used or relied upon for the purpose of avoiding tax penalties. Investors should consult their tax adviser or legal counsel for advice and information concerning their particular situation.

Kayne Anderson Energy Infrastructure Fund, Inc. (NYSE: KYN) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended, whose common stock is traded on the NYSE. KYN’s investment objective is to provide a high after-tax total return with an emphasis on making cash distributions to stockholders. KYN intends to achieve this objective by investing at least 80% of its total assets in securities of Energy Infrastructure Companies. See Glossary of Key Terms in KYN’s most recent annual report for a description of these investment categories and the meaning of capitalized terms.

Kayne Anderson NextGen Energy & Infrastructure, Inc. (NYSE: KMF) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended, whose common stock is traded on the NYSE. KMF’s investment objective is to provide a high level of total return with an emphasis on making cash distributions to its stockholders. KMF seeks to achieve its investment objective by investing at least 80% of its total assets in securities of Energy Companies and Infrastructure Companies. KMF anticipates that the majority of its investments will consist of investments in “NextGen” companies, which are defined as Energy Companies and Infrastructure Companies that are meaningfully participating in, or benefitting from, the Energy Transition. See Glossary of Key Terms in KMF’s most recent annual report for a description of these investment categories and the meaning of capitalized terms.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This document contains statements reflecting assumptions, expectations, projections, intentions, or beliefs about future events. These and other statements not relating strictly to historical or current facts constitute forward-looking statements as defined under the U.S. federal securities laws. Forward-looking statements involve a variety of risks and uncertainties. These risks include, but are not limited to, changes in economic and political conditions; regulatory and legal changes; energy industry risk; leverage risk; valuation risk; interest rate risk; tax risk; and other risks discussed in detail in each Company’s filings with the SEC, available at www.kaynefunds.com or www.sec.gov. Actual events could differ materially from these statements or from our present expectations or projections. You should not place undue reliance on these forward-looking statements, which speak only as of the date they are made. Kayne Anderson undertakes no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that either company’s investment objectives will be attained.

SAFE HARBOR STATEMENT: This document shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Contact: Investor Relations at 877-657-3863 or cef@kaynecapital.com